Exhibit 99.1

Finlayson Takes Up Chairmanship

SINGAPORE and PORT MORESBY, Papua New Guinea, Oct. 16, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, PoMSOX: IOC) announces that Dr Gaylen Byker has formally retired as Chairman and as director and has been replaced as Chairman by Chris Finlayson, effective immediately. The changes are in keeping with an announcement made by the company on August 10, 2014.

Mr Finlayson paid tribute to Dr Byker who joined the InterOil board in 1997. "Gaylen has given a large part of his professional life to the company and can feel justifiably proud of his achievements," he said.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors in its upstream business. It has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore	Singapore	United States
Mike Lynn	David Wu	Meg LaSalle
Senior Vice President, Investor Relations	Vice President, Investor Relations	Investor Relations Coordinator
Michael.lynn@interoil.com	David.Wu@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +65-6507-0222	Phone: +65-6507-0222	Phone: +1-281-292-1800

Media contacts
Singapore		Australia
Rob Millhouse		John Hurst
Vice President, Corporate Affairs		Cannings Corporate Communications
Robert.Millhouse@InterOil.com		jhurst@cannings.net.au
Phone: +65-6507-0222		Phone: +61 418 708 663

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.